
4imprint
Group plc

17 September 2003

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 0302
450 Fifth Street, NW
Washington DC 20549
USA

03032291

Dear Sirs

4imprint Group plc (File No. 82-5104)
Ongoing Disclosure Pursuant to Rule 12g3-2(b) under the
U.S. Securities Exchange of 1934

On behalf of 4imprint Group plc (the "Company") and pursuant to the requirements of Rule 12g3-2(b) under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), I hereby furnish this letter, with exhibits hereto, to the Securities and Exchange Commission (the "SEC").

Pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act, enclosed are copies of each of the documents listed below, which constitute information that the Company has recently (i) made or become required to make pursuant to the laws of England and Wales, (ii) filed or become required to file with the London Stock Exchange ("LSE") and which was or will be made public by the LSE or (iii) has distributed or become required to distribute to its security holders:-

Date	Document
17.09.03	LSE Notification – Hanover Investors IV LP – shares acquired.

If you should have any questions or comments, please call the undersigned at 001-44-161 272 4000.

Yours faithfully

Craig Slater
Finance Director

Dealings by
Substantial Shareholders



London STOCK EXCHANGE

AVS No | 851549 |

Disclosure of Interest in shares and notifications of dealings under the Stock Exchange requirements
All relevant boxes should be completed in typed block capital letters.

1. Name of Company	2. Name of Shareholder having a substantial interest
Limprint Group plc	HANOVER INVESTORS PARTNERS IV. L.P.

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18.	4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them
IN RESPECT OF 2 ABOVE	

5. Number of shares/amount of stock acquired	6. Percentage of issued Class	7. Number of shares/amount of stock disposed	8. Percentage of issued Class
1,750,000	6.09		

9. Class of security	10. Date of transaction	11. Date company informed
ORDINARY 38⁶/₁₃ P	16-09-03	17-09-03

12. Total holding following this notification	13. Total percentage holding of issued class following this notification
5,141,499 UNAGGREGATED 7,641,499 AGGREGATED.	17.91 UNAGGREGATED. 26.61 AGGREGATED

14. Any additional information	15. Name of contact and telephone number for queries
SHARES TRANSFERRED FROM EDWARD BRONKINSON TO HANOVER INVESTORS PARTNERS IV LP AGGREGATED - NO CHANGE	CARLA WATTS (061) 272 4021

16. Name and signature of authorised company official responsible for making this notification

pp (signature)

DAVID SEEKINGS
(COMPANY SECRETARY)

Date of notification 17-09-03   19



Group plc

17 September 2003

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 0302
450 Fifth Street, NW
Washington DC 20549
USA

Dear Sirs

4imprint Group plc (File No. 82-5104)
Ongoing Disclosure Pursuant to Rule 12g3-2(b) under the
U.S. Securities Exchange of 1934

On behalf of 4imprint Group plc (the "Company") and pursuant to the requirements of Rule 12g3-2(b) under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), I hereby furnish this letter, with exhibits hereto, to the Securities and Exchange Commission (the "SEC").

Pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act, enclosed are copies of each of the documents listed below, which constitute information that the Company has recently (i) made or become required to make pursuant to the laws of England and Wales, (ii) filed or become required to file with the London Stock Exchange ("LSE") and which was or will be made public by the LSE or (iii) has distributed or become required to distribute to its security holders:-

Date	Document
17.09.03	LSE Notification – Edward John Michael Bramson – shares disposed.

If you should have any questions or comments, please call the undersigned at 001-44-161 272 4000.

Yours faithfully

Craig Slater
Finance Director

Dealings by
Substantial Shareholders



London STOCK EXCHANGE

AVS No | 1 2 9 3 8 4 |

Disclosure of Interest in shares and notifications of dealings under the Stock Exchange requirements
All relevant boxes should be completed in typed block capital letters.

1. Name of Company	2. Name of Shareholder having a substantial interest
4imprint Group plc	EDWARD JOHN MICHAEL BRANSON

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18.	4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them
IN RESPECT OF 2 ABOVE	PH NOMINEES LIMITED

5. Number of shares/amount of stock acquired	6. Percentage of issued Class	7. Number of shares/amount of stock disposed	8. Percentage of issued Class
/	/	1,750,000	6.09

9. Class of security	10. Date of transaction	11. Date company informed
ORDINARY 38⁶/₁₃P	16-09-03	17-09-03

12. Total holding following this notification	13. Total percentage holding of issued class following this notification
2,500,000 UNAGGREGATED 7,641,499 AGGREGATED	8·71 UNAGGREGATED 26·81 AGGREGATED

14. Any additional information	15. Name of contact and telephone number for queries
SHARES TRANSFERED FROM EDWARD BRANSON TO HANOVER INVESTORS PARTNERSHIP LP AGGREGATED – NO CHANGE	CARLA WATTS (0161) 272 4021

16. Name and signature of authorised company official responsible for making this notification

DAVID SEEKINGS
COMPANY SECRETARY

Date of notification 17-09-03